Exhibit 99.2 ADAM SAMPLE 1234 S. ILLINOIS ST. APT 123 LYNN MA 01901 You are receiving this communication because you hold securities in Danaher Corporation ("Danaher"). Danaher has released informational materials regarding the spin-off of Veralto Corporation ("Veralto") and its consolidated subsidiaries from Danaher that are now available for your review. This notice provides instructions on how to access these materials for informational purposes only. To effect the spin-off, Danaher will distribute on a pro rata basis to its stockholders all of the issued and outstanding shares of Veralto common stock held by it. Immediately following the distribution, which will be effective as of the date and time referenced in the Information Statement that Veralto has prepared in connection with the spin-off, Veralto will be a separate, publicly traded company. Danaher is not soliciting proxy or consent authority in connection with the spin-off.